AH
4/1/2002

TC 3/5


02007154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 27 2002

SEC FILE NUMBER
8-50178

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FROGGATTE & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 NORTH MAIN
(No. and Street)

WICHITA	KS	67202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY A. KLENDA (316) 264-6300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUTSCHENRITTER & JOHNSON, L.L.C.
(Name — *if individual, state last, first, middle name*)

345 RIVERVIEW, SUITE 504	WICHITA	KS	67203
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH
4/1/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY A. KLENDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FROGGATTE & COMPANY, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FROGGATTE & COMPANY

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2001

TABLE OF CONTENTS



GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Froggatte & Company
Wichita, Kansas

We have audited the accompanying statement of financial condition of Froggatte & Company (a Kansas Corporation) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Froggatte & Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gutschenritter & Johnson, L.L.C.

January 30, 2002

345 RIVERVIEW, SUITE 504 WICHITA, KANSAS 67203-4265
(316) 267-9211 FAX (316) 267-9215 EMAIL: admin@gjcpas.com

FINANCIAL STATEMENTS

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Note payable, clearing organization	$ 132,699
Accounts payable	15,557
Commissions payable	25,403
Other accrued expenses	4,180
TOTAL CURRENT LIABILITIES	177,839
STOCKHOLDERS' EQUITY	
Senior preferred stock, 1% per annum, semi-annually, cumulative, no par value (stated value of $75); authorized 10,000 shares, issued and outstanding 667 shares	50,000
Original preferred stock, $7.125 per share, semi-annually, cumulative no par value (stated value of $.001); authorized 10,000 shares, issued and outstanding 1,000 shares	150,000
Common stock, no par value, authorized 100,000 shares, issued and outstanding 100,000 shares	6,110
Additional paid-in capital	78,860
Retained earnings	46,007
	330,977
	$ 508,816

See accompanying notes.

FROGGATTE & COMPANY
STATEMENT OF INCOME
Year Ended December 31, 2001

REVENUES	
Commission income	$ 592,604
Underwriting profits	456,013
Financial advisory services income	70,625
Interest	44,140
TOTAL REVENUES	1,163,382
EXPENSES	
Net trading loss	34,228
Commissions	611,997
Payroll	167,335
Property and equipment expense	64,699
Depreciation	227
Office expense	38,600
Fees and outside services	190,953
Travel and client services	17,240
Interest	8,779
Other operating expense	25,569
	1,159,627
INCOME BEFORE INCOME TAXES	3,755
INCOME TAX EXPENSE	86
NET INCOME	$ 3,669

See accompanying notes.

FROGGATTE & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2001

	Preferred Stock		Common Stock			Treasury Stock			
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Number of Shares	Amount	Retained Earnings	Total
BALANCE, December 31, 2000	2,000	$225,000	90,000	$6,095	$100,000	4,500	$(21,140)	$ 44,688	$354,643
Redemption of senior preferred stock	(333)	(25,000)	–	–	–	–	–	–	(25,000)
Preferred stock dividends paid	–	–	–	–	–	–	–	(2,350)	(2,350)
Issuance of common stock	–	–	14,500	15	–	–	–	–	15
Retirement of treasury stock	–	–	(4,500)	–	(21,140)	(4,500)	21,140	–	–
NET INCOME	–	–	–	–	–	–	–	3,669	3,669
BALANCE, December 31, 2001	1,667	$200,000	100,000	$6,110	$ 78,860	–	$ –	$ 46,007	$330,977

See accompanying notes.

FROGGATTE & COMPANY
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,669
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	227
(Increase) decrease in:	
Deposit with clearing organization	173
Receivables	(52,656)
Securities owned, trading accounts	(46,972)
Prepaid expenses	(380)
Refundable income taxes	(7,994)
Increase (decrease) in:	
Accounts payable	(4,050)
Commissions payable	(63,250)
Income taxes payable	(26,475)
Other accrued expenses	916
NET CASH USED IN OPERATING ACTIVITIES	(196,792)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from note payable, clearing organization	42,699
Proceeds from issuance of common stock	15
Payment for redemption of senior preferred stock	(25,000)
Payment of preferred stock dividends	(2,350)
NET CASH PROVIDED BY FINANCING ACTIVITIES	15,364
NET DECREASE IN CASH	(181,428)
CASH AT BEGINNING OF YEAR	277,982
CASH AT END OF YEAR	$ 96,554
SUPPLEMENTAL DISCLOSURE	
Interest paid	$ 11,149
Income taxes paid	$ 34,555

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Froggatte & Company (the Company) primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities to customers primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In accordance with regulations under The Securities Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC).

The Company is registered with and is a member of the National Association of Securities Dealers, Inc. (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Cash and Cash Equivalents

For purposes of preparing the statement of cash flows, unrestricted currency, demand deposits, certificates of deposit, and money market accounts are considered cash, and unrestricted investments with an original maturity of three months or less are considered cash equivalents. For the year ended December 31, 2001, cash and cash equivalents consisted of a demand deposit account and money market accounts.

Securities Owned, Trading Accounts

Securities owned are valued at market based upon published sources or quotes from independent security dealers. All of the municipal bonds pertain to Kansas issues.

Revenue Recognition

Commission revenues are recorded on a trade date basis. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renewals and betterments are capitalized.

Income Taxes

Income taxes for the Company are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $50,000 or the sum of 15% of municipal securities, 30% of equity securities, 20% of corporate debt, and 5% of government securities owned. Securities owned are pledged to secure amounts payable to the clearing organization, if any. The amount on deposit at December 31, 2001 was $50,513.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 consists of leasehold improvements with estimated useful lives of 39 years. Depreciation expense for the year ended December 31, 2001 was $227.

NOTE D - NOTE PAYABLE, CLEARING ORGANIZATION

The Company's inventory is financed through SWS Securities, Inc., the Company's clearing organization. The note is secured by municipal bonds with market values of $132,607 at December 31, 2001. The note is due as the respective secured inventory is sold. Interest expense on inventory items is calculated daily on the inventory settlement date balance at slightly above the broker call money rate (5.4% at December 31, 2001). Interest expense for the year ended December 31, 2001 was $8,779. The Company's note payable balance at December 31, 2001 was $132,699.

NOTE E - LEASES AND RELATED PARTIES

The Company leases its office space from a company related by common ownership under a long-term lease agreement expiring in 2002. The agreement has been classified as an operating lease and calls for monthly payments of $3,000 in base rent plus the Company's pro rata share of taxes, insurance, and maintenance costs. The Company recorded rent expense of $36,000 during 2001 under this agreement.

The Company also leases all of its furniture and equipment from the same company under a long-term lease agreement, which expired in December 2001. The agreement has been classified as an operating lease and calls for monthly payments of $2,000. The Company recorded rent expense of $24,000 during 2001 under this agreement.

The future minimum lease payments for the above operating leases as of December 31, 2001 is as follows:

2002	$ 6,000

NOTE F - INCOME TAXES

Income tax expense consists of the following at December 31, 2001:

Current	
Federal	$ 86
State	-
	$ 86

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because of non-deductible expenses and tax exempt interest.

There is no provision for deferred income taxes since there were no temporary differences at December 31, 2001. Therefore, no deferred tax assets or liabilities were recorded at December 31, 2001.

NOTE G - PREFERRED STOCK

In March 2000, the Company entered into a preferred stock subscription agreement and stock restriction agreement with an investor whereby the investor would purchase 1,000 shares of non-voting, no par, cumulative senior preferred stock for $75,000. In February 2001, 333 shares of senior preferred stock were redeemed for $25,000. The senior preferred stock provides for cumulative, semi-annual dividends at a rate of 1% per annum, payable in cash, when declared. At December 31, 2001, the Company had $494 of senior preferred stock dividends in arrears (or otherwise stated as $.741 per share) and $44,021 of original preferred stock dividends in arrears (or otherwise stated as $44.021 per share). No distributions on common stock dividends can be paid until all preferred stock dividends in arrears are paid. The Company has the option to redeem the senior preferred stock at $75 per share and the option to redeem the original preferred stock at $150 per share.

NOTE H - EMPLOYEE BENEFIT PLAN

The Company established a 401(k) plan covering substantially all employees who meet certain requirements. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis, subject to certain limitations. The Company can contribute a discretionary match amount. The Company made no contributions to this plan during the year ended December 31, 2001.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $145,226 and $100,000 respectively. The Company's aggregate indebtedness to net capital ratio was .31 to 1 for 2001.

NOTE J - OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

NOTE K - COMMON STOCK

In February 2001, the Company issued 14,500 additional shares of common stock and retired 4,500 common shares in treasury to properly reflect the ownership of the Company as intended by the original shareholder agreement. The additional shares of common stock were purchased for a stated value of $.001 per share. The issuance and retirement of the common shares was completed by the Company's legal counsel and has no effect on net income of the Company.

SUPPLEMENTARY INFORMATION

FROGGATTE & COMPANY
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2001

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 15,557
Commissions payable	25,403
Other accrued expenses	4,180
TOTAL AGGREGATE INDEBTEDNESS	$ 45,140
NET CAPITAL	
Credit terms	
Preferred stock	$ 200,000
Common stock	6,110
Additional paid-in capital	78,860
Retained earnings	46,007
TOTAL CREDIT TERMS	330,977
Deductions and charges	
Receivables from employees	160,576
Prepaid expenses	6,125
Property and equipment, at cost, less accumulated depreciation	8,104
Other assets	3,300
Haircuts on securities owned	7,646
TOTAL DEDUCTIONS AND CHARGES	185,751
NET CAPITAL	$ 145,226
CAPITAL REQUIREMENTS	
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for nonclearing firm ($100,000)	$ 100,000
Net capital in excess of requirements	45,226
	$ 145,226
Ratio of aggregate indebtedness to net capital	.31 to 1

FROGGATTE & COMPANY
SCHEDULE II - RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
As of December 31, 2001

AGGREGATE INDEBTEDNESS	
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001	$ 169,759
Adjustments	
Note payable, clearing organization	(132,699)
Refundable income taxes	7,994
Income tax expense	86
TOTAL AGGREGATE INDEBTEDNESS ON SCHEDULE I	$ 45,140
NET CAPITAL	
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2001	$ 145,312
Adjustments	
Income tax expense	(86)
TOTAL NET CAPITAL ON SCHEDULE I	$ 145,226